Exhibit 17.2

Steven Adelstein

7076 Spyglass Avenue

Parkland, FL 33076

February __, 2010

Members of the Board of Directors

MediaNet Group Technologies, Inc.

Boca Center I, 5200 Town Center Circle, Ste 601

Boca Raton, FL 33063

Dear Members of the Board of Directors:

I have tendered my resignation effective on February 18, 2010. Accordingly, the following will summarize my disputes, observations and comments:

1.

The merged entities have two (2) websites of which one (1) could be alleged to be deemed a lottery. I have suggested that we get a bankable legal opinion whereby members of The Board of Directors are more fully protected together with our shareholders and business associates. The major concern I have is that if a state’s attorney general takes a legal position that our website is not a game of skill, then the financial, accounting and legal situations could have a material effect on our financials and going concern business plan of operations. This potential risk factor should be fully disclosed to our shareholders, financial and equity entities that fully describes and discloses the consequences of this event occurring.

2.	The total merger event had several major imperfections in my opinion as summarized as follows:
a.

The basic economic substance of the structure for a merger was to issue 90% of new shares while maintaining the existing shareholders at a 10% level. Because the company did not have enough authorized shares to issue, a structure was created whereby preferred shares would be issued having super power votes that equated to the common shares to be distributed with mandatory conversion. The financials, as reported to the Securities and Exchange Commission for the several prior years, including the Form 10-Ks, 10-Qs and other disclosures did not reveal or disclose to our shareholders that the company had preferred shares authorized to be issued. Therefore, how can you use these preferred shares to structure this merger without our shareholders having the knowledge that the preferred shares were authorized.

b.

Prior to closing (October 19, 2009), my understanding was that the preferred shares were the economic substance of having the common shares (the super power votes equated to one (1) vote per common share) and that the owners of the preferred shares were the beneficial owners of the common shares. I was also informed that there were approximately eight-hundred (800) outside shareholders of which approximately thirty (30) were domestic and seven-hundred and seventy (770) were foreign. As beneficial owner of the common shares, it was determined that certain forms and filings were mandated by the Securities and Exchange Commission including, but not limited to, Regulation D, Regulation S and other forms such as 3, 4 and 5, as the beneficial owner of common shares. Upon inquiring about these filings when I became a director of the company (October 29, 2009), I was advised that these forms were not required as a result of Legal determining the individual shareholders were not beneficially the owners of the common shares.

c.	As a result of 2.a and b above, the flow of filings including 8-Ks, 14-Cs, etc. did not properly reflect or disclose the merger, in my opinion.

Members of the Board of Directors

February __, 2010

d.

As a consultant to the company prior to my appointment as a Member of the Board of Directors, I discussed with Management and their legal representative the importance of defining “dilution” in the agreements to avoid any misunderstandings. Both management and legal did not want to negotiate that item in the contract and made a decision to defer it to a later date. I prepared a dilution schedule whereby we could issue approximately one-million (1,000,000) restricted common shares for the surrender of the approximate three-million (3,000,000) options and warrants outstanding. On several occasions, as I brought up the subject matter, I was instructed to stay out of the subject matter and have legal resolve. The economic substance of my approach would be to save the company the issuance of approximately eighteen-million (18,000,000) restricted common shares (2,000,000 x a distribution of 9) at closing.

3.

When one analyzes and reviews the audited financials at September 30, 2009, the critical and material item of deferred revenue should be studied and analyzed on a timely basis. In my opinion, the computation at September 30, 2009 has achieved a reasonable calculation as to the proper matching of income and expenses under GAPP accounting. The questions going forward, as revenues accelerate, of how this calculation is derived from time to time. The complexity of the merged entities which includes a multi-level marketing company, two (2) auction websites and a loyalty program internet mall requires that these accounting principles be reviewed by management to ascertain the continued reliance as prescribed by GAPP accounting. The company, and more specifically, the Board of Directors, could not be persuaded to continually update the procedures based on historical documentation.

4.

I was to receive remuneration commencing October 1, 2009 including both a monthly cash payment plus restricted common shares. Until such time as I provided notice of my intent to resign of the member of the Board, I did not receive any remuneration and on February 12, 2010 (approximately 4 months later), I received the cash portion of $7,500 per month for the initial three (3) months of services rendered. I have not received the fourth (4th) month cash payment. Additionally, I have not received any restricted common shares for either services rendered or severance consideration. What makes this complicated is the fact that I trusted new management when they stated, on several occasions, that they would be extremely fair and valued my services in the highest regard and professionalism. Because of my trust level, I am not legally protected and must rely on individuals who have not met their commitment levels in the past to me for resolution of this issue. If a settlement of these matters cannot be resolved on or before March 31, 2010, I will have no choice but to take other actions available to me.

My short-lived time as a member of the Board (without any scheduled meetings) has achieved a level of interest from me to extreme highs and lows. I sincerely want what’s best for each shareholder and stated simply as a “to create shareholder value”. Although I have many business differences and approaches, I want to personally thank each of the individuals for their contribution to the success of the merged companies.

Sincerely,

Steve Adelstein